Acreage Pharms secures supply agreement with Alberta Gaming, Liquor & Cannabis Commission

VANCOUVER, Aug. 29, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce that its wholly-owned Alberta subsidiary, Acreage Pharms Ltd. ("Acreage Pharms"), has signed a Purchase Order ("PO") with Alberta Gaming, Liquor and Cannabis ("AGLC") to supply the province with a selection of premium cannabis products for the upcoming adult recreational market. The agreement includes an initial one-year term, with two one-year renewal options.

Invictus' Acreage Pharms Ltd. ("Acreage Pharms"), fully licensed under the Access to Cannabis for Medical Purposes Regulations ("ACMPR"), is scaling up with new state-of-the-art purpose-built indoor facilities. Phases 1, 2 and 3 are expected to bring Acreage Pharm's gross cultivation space to 130,000 square feet by January 2019, followed by Phase 4 which will add an additional 90,000 square feet, for a total production capacity of 220,000 square feet.

To complement Acreage Pharms' portfolio of award-winning strains, Invictus has partnered with world-leading Authentic Brands Group ("ABG") in New York to launch a line of distinct lifestyle inspired cannabis brands that feature its high-quality products for patients and adult recreational users. Products will include dried flowers, oils and concentrates, and consumables as regulations permit. The Company expects to launch one medical brand and four recreational brands in the coming weeks.

"On October 17, 2018, retailers across Alberta and the province's only legal online store, albertacannabis.org, will have high-quality, locally grown cannabis products to offer consumers," said Dan Kriznic, Chairman and CEO of Invictus. "This agreement is great news for the province of Alberta. Acreage did not have its sales license when the initial application was submitted to AGLC and was therefore excluded from the initial AGLC announcement of approved licensed producers (LP). The provinces, including Ontario, have the ability to approve supply agreements on an ad-hoc basis following the initial agreements with LP's. We continue to press on towards multiple supply agreements across Canada with our initial main focus to be our home province of Alberta."

The PO with AGLC is the Company's second provincial supply agreement to service the adult-use market and falls in-line with Invictus' ambitious five-pillar distribution strategy that includes medical, adult-use, international, LP to LP and retail stores. To date, the Company has entered into supply agreements with British Columbia and Alberta for recreational product and a Letter of Intent ("LOI") with Germany for medical product, while awaiting responses to Expressions of Interest ("EOI") submitted to additional provinces including Ontario.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman and CEO

Jessica Martin
Vice President, Public Relations and Regulatory Affairs
(604) 537-8676

About Invictus

Invictus is a global cannabis company offering a selection of products under a wide range of lifestyle brands. Our integrated sales approach is defined by five pillars of distribution including medical, adult-use, international, Licensed Producer to Licensed Producer and retail stores.

Invictus has partnered with business leaders to convey our corporate vision, including KISS music legend and business mogul Gene Simmons as our Chief Evangelist Officer, and global branding agency Authentic Brands Group. Invictus is expanding its cultivation footprint, with two cannabis production facilities fully licensed under ACMPR in Canada and a third awaiting approval, featuring 100,000 square feet of available grow space today with 200,000 expected by January 2019 and 1 million by end of 2019. The Company will earmark 50 per cent of production to the medical and recreational markets, respectively. To ensure consistency in quality and supply, Invictus maintains all aspects of the growing process through its subsidiary, Future Harvest Development Ltd., a high-quality Fertilizer and Nutrients manufacturer. Invictus drives sustainable long-term shareholder value through a diversified product portfolio with over 69 Health Canada approved strains and a multifaceted distribution strategy including medical, recreational, international and retail. For more information visit www.invictus-md.com.

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of Invictus, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Invictus will be successful in reaching its potential production capacity, its production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, Invictus will reach full production capacity on the timeline anticipated by the Company, and no unforeseen construction delays will be experienced. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Invictus will not be successful in reaching its potential production capacity, its production facilities will not be completed as anticipated, and licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CNW 08:00e 29-AUG-18